August 7, 2024

Deepika Vuppalanchi
Chief Executive Officer
Syra Health Corp
1119 Keystone Way N. #201
Carmel, IN 46032

        Re: Syra Health Corp
            Draft Registration Statement on Form S-1
            Submitted July 29, 2024
            CIK No. 0001922335
Dear Deepika Vuppalanchi:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Nazia Khan